Dana Holding Corporation

3939 Technology Drive

Maumee, Ohio 43537

November 24, 2015

VIA EDGAR

Melissa Raminpour

Branch Chief

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dana Holding Corporation
Form 10-K for the Year Ended December 31, 2014
Filed February 20, 2015
File No. 001-01063

Dear Ms. Raminpour:

Dana Holding Corporation (the “Company”) hereby acknowledges receipt of the comment letter dated November 5, 2015 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 10-K and hereby submits this letter in response to the Comment Letter. For ease of reference, the Staff’s comments are reprinted below and followed by the Company’s response.

Form 10-K for the year ended December 31, 2014

Item 8. Financial Statements and Supplementary Data

Note 17. Income Taxes, page 78

SEC Comment

1.	We note that you released $179 million of your deferred tax valuation allowance in fiscal 2014 due to income forecasted to be realized in 2015 in connection with certain tax planning actions expected to be completed in 2015. We also note you recorded a further reduction of $100 million in the third quarter of 2015 due to revised forecasted income from your 2014 analysis as a result of proposed IRS regulations. Please provide us with your analysis of the positive and negative evidence considered by management in reaching the conclusion to release these portions of the valuation allowance. Your response should include an explanation of the nature of the tax planning actions and the proposed IRS regulations and your consideration to disclose such information in MD&A. Please refer to ASC 740-10-30, ASC 740-10-50-9-h and Item 303(a)(3) of Regulation S-K for guidance.

Response

Analysis at December 31, 2014

Our history of operating losses in the U.S. has resulted in full valuation allowances against our U.S. deferred tax assets dating back at least to our emergence from bankruptcy in January 2008. As required by ASC 740-10-30-17, the assessment of the realizability of our U.S. net deferred tax assets at December 31, 2014 included an evaluation and weighting of positive and negative evidence related to the existence of sufficient income from the ongoing operations of the U.S. business, after consideration of a planned intercompany transfer expected to occur in the fourth quarter of 2015, as discussed in further detail below. In assessing historical results and forecasts of future income, the Company considered all components of comprehensive income, and reviewed the U.S. forecasts in detail to determine whether they were objectively verifiable. In reviewing those forecasts in detail, one major consideration was a comparison of the forecast to the historical results. In that effort, the Company determined it appropriate to consider changes to the historical financial results of the U.S. operations as a result of activities that were either new to the business or not expected to recur in the future in order to identify the core earnings of the U.S. operations. Examples of such activities representing changes to historical financial results include changes in the Company’s interest expense in the U.S. resulting from the issuance of the $750 million senior unsecured notes in July 2013, as well as a reduction in U.S. interest income following the December 2014 refinancing of certain intercompany notes. ASC 740-10-30-21 indicates that it is difficult to avoid a valuation allowance when there is significant negative evidence such as cumulative losses in recent years, but does not specifically indicate the number of years to be used in the measurement of cumulative results. Consistent with our past practice, our analysis was based on the cumulative three years ended December 31, 2014. A piece of positive evidence the Company considered in its assessment was that the U.S. operations were profitable during the prior two years and, as a result, the Company had realized portions of its deferred tax assets. However, with more detailed analysis, most if not all of this profitability was attributable to operating assets that were expected to be transferred as part of a planned intercompany transaction. After considering the anticipated transaction and items in the forecast that are not objectively verifiable, the forecasts indicated the ongoing U.S. operations would incur losses in the future, after a break-even year in the first year following the planned transaction. When evaluating against historical financial results, the Company noted that the U.S. operations would have also historically incurred losses when adjusted for the anticipated transfer of operating assets and certain nonrecurring items mentioned above. The Company determined that these facts constitute significant negative evidence in its assessment of the realizability of the U.S. deferred tax assets. This significant negative evidence is objectively verifiable and thus it was heavily weighted in our analysis.

Impact of Planned Intercompany Transaction

As part of its analysis, the Company assessed the positive evidence of two specific sources of future income generated by a group of U.S. operating assets that the Company planned to sell to a non-U.S. affiliate. These operating assets (tangible and intangible) have been located in and used by the Company’s production facilities in Mexico for a number of years and have been directly owned by one of Dana’s U.S. operating subsidiaries. After the transaction, these operating assets will be directly owned and managed by one of Dana’s non-U.S. affiliates. This transaction is intended to expand the businesses held by one of the Company’s European subsidiaries, thereby providing stable, diversified cash flows to and allowing for possible future financing of the company’s non-U.S. operations. First, the historical income of this group of operating assets demonstrated income and the objectively verifiable forecast for this group of assets also reflected positive results. Specifically, this group of operating assets is forecasted to continue to be profitable through the completion of the planned transaction. Because the planned transaction was not expected to be consummated until the fourth quarter of 2015, the Company determined, at a more-likely-than-not level, that it would realize a portion of its existing deferred tax assets based on the forecasted income from these operating assets through the date of the planned transaction, which was completed as scheduled in November 2015.

Second, the consummation of the sale of the U.S. operating assets would generate taxable income as the assumed proceeds from the sale were expected to exceed the carrying value of the assets. We applied valuation techniques to estimate the value of the U.S. operating assets and the forecasted gain on the planned intercompany sale of these operating assets. The gain on the sale supported a conclusion, at a more-likely-than-not level, that the Company would realize an additional portion of the existing deferred tax assets in the U.S.

The valuation of the U.S. operating assets was based on a set of assumptions regarding the assets transferred, the form of the transaction(s), basis of the assets transferred, taxability of the transfers and interpretation of tax laws and rules, valuation methodology used to estimate proceeds and the valuation variables input into the analysis, including:

•	the underlying inputs to the valuation (i.e., transfer pricing impact on profit estimates, the discount rate used, the long-term growth rate estimate, etc.),

•	the methodology applied to value the assets or portions of the assets transferred, and

•	the taxable or tax-free nature of the specific steps ultimately executed to effect the transfers.

Considering the aforementioned variables of the analysis and associated risks, the Company developed its best estimate of the gain on the sale of the assets.

As a result of the weight of positive evidence described above, the company concluded, at a more-likely-than-not level, that it would realize $179 million of its U.S. deferred tax assets and we released an equal amount of valuation allowance in the fourth quarter of 2014. Our assessment of historical operational results at December 31, 2014 resulted in cumulative losses in the U.S. after considering the effect of the planned transaction on historical results. Accordingly, we concluded that there was not sufficient objective and verifiable evidence to support the realization of the remaining deferred tax assets and we continued to carry a valuation allowance against certain deferred tax assets in the U.S.

Ongoing Analysis in 2015

Throughout 2015, in addition to our ongoing evaluation of taxable income from operations, the Company continued to assess factors that could impact the assumptions included in the estimate of the valuation allowance release at December 31, 2014. On September 14, 2015, the Internal Revenue Service (“IRS”) issued proposed regulations under Internal Revenue Code (“IRC”) Section 367 and temporary regulations under IRC Section 482 (together, the “new regulations”). The proposed regulations under IRC Section 367 were issued with an effective date of September 14, 2015. Proposed regulations do not carry the force of law but should be viewed as a notice from the IRS of the intention to issue final regulations. If the IRC Section 367 regulations are issued as final regulations in the future, the rules will be applied retroactively to the effective date indicated in the proposed regulations. The temporary regulations under IRC Section 482 were issued for taxable years ending on or after September 14, 2015. Generally, IRC Section 367 operates to exclude certain transactions from tax-free treatment otherwise available under the IRC, and the Section 482 rules allow for the re-allocation of profits or redetermination of values in transactions between entities under common control. The new regulations represent a point of view in the IRS’s application of the tax law under IRC Section 367 by treating outbound transfers of foreign goodwill and going concern value as taxable. The new regulations also clarify the IRS’s viewpoint that the valuation methodology to be applied on transactions involving controlled parties should be combined or aggregated when this provides a more reliable result rather than being viewed as separate or discrete transactions with potentially different valuation analyses.

The new regulations will restrict the potential for tax-free transfers of certain assets that were previously allowed under the law. Further, the new regulations are an indication of the IRS’s position on, and intention to challenge, valuation methodologies that it believes are not a clear reflection of income. In light of the IRS’s evolving point of view and the new regulations proposed during the third quarter, the Company reassessed its initial valuation methodology and assumptions related to the planned intercompany transaction.

After evaluating the effects of the new proposed regulations issued in September 2015, the Company concluded that the gain on the planned transaction will be governed by the application of IRC Section 367(d) and the associated valuation principles under IRC Section 482. Application of the IRC Section 482 principles to the planned transaction increased the estimated proceeds on the sale of the operating assets, resulting in a larger gain than that determined in our initial December 2014 analysis that was based upon the tax rules previously in force. The Company also updated the analysis of the estimated income based on updated forecast results for 2015.

Accordingly, the Company recorded an additional $100 million release of the valuation allowance against its U.S. deferred tax assets during the quarter ended September 30, 2015 to reflect the amount of deferred tax assets that are more likely than not to be realized based upon the change in the estimated gain to be realized under the rules.

Disclosure Considerations

With respect to the Staff’s comment regarding the consideration to disclose the tax planning actions and the proposed IRS regulations in MD&A, in addition to our disclosures included in our 2014 Form 10-K and third quarter 2015 Form 10-Q, our 2015 Annual Report on Form 10-K will include a description of the sale of the U.S. operating assets to one of the Company’s European subsidiaries, similar in nature to the language included in our response above, in the discussion of income tax expense within Results of Operations, along with a discussion of the new proposed regulations and the factors that resulted in a revised estimate of the related impact on our deferred tax assets in the third quarter of 2015. Similar language will also be included in the Income Taxes note to our consolidated financial statements.

*            *             *

In connection with responding to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing,

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact me at (419) 887-3000.

Very truly yours,

/s/ Rodney R. Filcek
Rodney R. Filcek
Senior Vice President and Chief Accounting Officer

cc:	Effie Simpson
Securities and Exchange Commission
Marc S. Levin, Esq.
Dana Holding Corporation
David S. Huntington, Esq., David E. Sobel, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP

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